Gemplus International SA

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2006
GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)
GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

     This Report on Form 6-K is hereby incorporated by reference into Gemplus International S.A.’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on February 9, 2006 and shall be a part of that Statement from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145
(the “Company”)

Luxembourg, February 7, 2006
Registered letter

CONVENING NOTICE FOR A
GENERAL MEETING OF SHAREHOLDERS
OF FEBRUARY 28, 2006
Dear Shareholder,
You are hereby convened to a
General Meeting of Shareholders
of the Company
which, will take place on:
Tuesday, February 28, 2006 at 11 A.M.
at the Hotel Royal
12, Boulevard Royal, L — 2449 Luxembourg
The agenda of the General Meeting of Shareholders is as follows:
(1)	Presentation to the meeting of the report of the Board of Directors on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915, and acknowledgement thereof.

(2)	Approval of the distribution by the Company subject to satisfaction of the Distribution Condition Precedent (condition suspensive) pro rata on all of its shares outstanding to the Shareholders on the Record Date of an amount of its available share premium equal to € 0.26 per share (subject to withholding and other applicable taxes, if any) issued and outstanding on the Record Date whereby:

“Distribution Condition Precedent” means the receipt by the Company of a certificate from the French Autorité des marchés financiers (Avis de Dépôt) evidencing the publication of the filing of a voluntary exchange public tender offer by Axalto Holding N.V. for all of the shares in the Company other than those held by T3 Partners, LP, TPG Giant, LLC and TPG Partners III, LP and Acton 1. Beteiligungs GmbH, Acton 2. Beteiligungs GmbH, Acton 3. Beteiligungs GmbH, Johanna Quandt and Stefan Quandt;

“Record Date” shall be the date of the satisfaction of the Distribution Condition Precedent,

and

acknowledgement and approval that the resolution to be taken above is subject to the satisfaction of the Distribution Condition Precedent and shall become null and void and of no effect if the Distribution Condition Precedent has not been satisfied by 31.10.2006,

and

acknowledgement and approval that, on the basis of the number of outstanding shares as of December 31, 2005 (630,369,279), the distribution will amount to € 163,896,013, and that, on a fully diluted basis, as many as 80,786,511 additional new shares may be issued up to the Record Date (through, in particular, the exercise of options, contributions and/or warrants), resulting in a maximum potential distribution amount of € 184,900,506, it being acknowledged that the total maximum amount of the distribution shall not exceed the share premium available for distribution at the date of the General Meeting,

and

acknowledgement that the distribution will be made upon satisfaction of the Distribution Condition Precedent irrespective of the reiteration of the recommendation by the Board of the aforementioned exchange offer.

(3)	Recomposition of the Board of Directors of the Company under the Board Condition Precedent (condition suspensive), effective on the date of (but to occur following) the satisfaction of the Board Condition Precedent (i) by setting the number of members of the Board of Directors at five (5) Directors, (ii) by replacing the current members of the Board of Directors (either by acknowledgment of resignation or revocation) by the appointment (or re-appointment) of:
(a)	Daniel Le Gal, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

(b)	Alex Mandl, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

(c)	Olivier Piou, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

(d)	Werner Koepf, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008, and

(e)	Michel Soublin, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008, as Directors so that the Board of Directors be composed of these five persons, and by the determination of the term of the mandate of the new Board members as set out against their names above, and (iii) with the authorisation being granted to the Board of Directors to delegate day to day management to any of the five persons, whereby:
“Board Condition Precedent” means the completion of the contribution by T3 Partners, LP, TPG Giant, LLC and TPG Partners III, LP and Acton 1. Beteiligungs GmbH, Acton 2. Beteiligungs GmbH, Acton 3. Beteiligungs GmbH, Johanna Quandt and Stefan Quandt, of all their shares held in the Company to Axalto Holding N.V.,
and
acknowledgement and approval that the resolution to be taken above is subject to the satisfaction of the Board Condition Precedent irrespective of the reiteration of the recommendation by the Board of the aforementioned exchange offer, that upon satisfaction of such condition the resolution shall take effect after the satisfaction but on the same date and that if the Board Condition Precedent has not been satisfied by 31.10.2006 the resolution shall become null and void and of no effect.
The satisfaction of the relevant condition(s) precedent will be brought to the attention of the Shareholders by press release.

Information and a summary of the draft resolutions submitted to the Shareholders Meeting are available at the registered office or on the Company’s website:

2

http://investor.gemplus.com/
Participation in the meeting and the right to vote is restricted to Shareholders. Shareholders must, therefore, be able to prove that they are Shareholders as of the date of the meeting in order to attend.
If the Shareholder’s shares are registered in the register of Shareholders
Each Shareholder inscribed in the Shareholder register (or his or her legal representative) may attend the meeting or be represented at such meeting.
Registered Shareholders may also vote by proxy. A proxy form is enclosed. In the event a Shareholder wishes to vote by proxy, he or she must complete and sign the enclosed proxy form and return it by fax to
+ 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy should be received by 5 p.m. Luxembourg time on February 24, 2006. The proxy will only be valid if it includes the Shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address and signature. Shareholders should note that HSBC France may not be named as proxy holder.
If the Shareholder’s shares are held through a clearing system
Shareholders who hold their shares through a clearing system need to contact their bank or stockbroker in order to receive a certificate — either from their bank or stockbroker or from the French correspondent of their bank or stockbroker — confirming the identity of the Shareholder, Shareholder status and number of shares held and the blocking of such shares until after the meeting.
The certificate must further state that the relevant shares are held through Euroclear France. Shareholders should then deliver such certificate in original to HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France, telephone number: + 33 3 26 09 86 26, fax number: + 33 3 26 09 89 83 by 5 p.m. Luxembourg time on February 24, 2006 in order to have an admission card which HSBC France will make available for such Shareholders at the meeting. Alternatively such Shareholders can instruct their bank or stockbroker to have their shares transferred out of Euroclear France and inscribed in the Shareholder register in their own name.
Shareholders holding their shares through a clearing system may also vote by proxy. A proxy form may be obtained at HSBC, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France, by telephone on +33 3 26 09 86 26 or by fax on + 33 3 26 09 89 83. In the event a Shareholder wishes to vote by proxy he or she must complete and sign the proxy form and return it together with the certificate referred to above by fax to + 33 3 26 09 89 83 and by mail to Gemplus International S.A. c/o HSBC France, Service Assemblées GEMPLUS INTERNATIONAL S.A., Avenue Robert Schuman – B.P. 2704, 51051 REIMS CEDEX France. In order to be included in the votes, the proxy and the certificate should be received by 5 p.m. Luxembourg time on February 24, 2006. The proxy will only be valid if it includes the Shareholder’s or his or her legal representative’s first name, surname, number of shares held and official address and signature. Shareholders should note that HSBC France may not be named as proxy holder.
The General Meeting can be validly held whatever the number of shares represented at such meeting, and resolutions shall be validly adopted at such meeting if approved by a simple majority of the shares represented.
Sincerely yours,
Gemplus International S.A.
The Board of Directors

3

GEMPLUS INTERNATIONAL S.A.
Société Anonyme
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
R.C.S. Luxembourg B 73 145

PROXY
for the
GENERAL MEETING OF SHAREHOLDERS
OF GEMPLUS INTERNATIONAL S.A.
to be held on February 28, 2006 or at any adjournment thereof

I, THE UNDERSIGNED

Domiciled at

a Shareholder of                                          shares in GEMPLUS INTERNATIONAL S.A. (the “Company”)
Please choose either option (1) or option (2) and only complete one of the two options. In the event both options are completed, only option (2) will be taken into account.
☐ Option (1) – PROXY WITHOUT VOTING INSTRUCTIONS
hereby appoint, instruct, authorise and give an irrevocable power to:

Mr/Mrs (name, first name)

(address)

to represent the undersigned at the above General Meeting of Shareholders of the Company, to be held on February 28, 2006 (or any reconvened meeting(s) thereof) and to participate on the undersigned’s behalf in all deliberations and votes, approve, disapprove, or abstain on, any proposal relating to the agenda of the General Meeting set out below, any amendment thereto and any new resolution as the proxyholder deems fit.

AGENDA
of the General Meeting of Shareholders
(1)	Presentation to the meeting of the report of the Board of Directors on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915, and acknowledgement thereof.

(Note: no vote is required on this agenda item)

(2)	Approval of the distribution by the Company subject to satisfaction of the Distribution Condition Precedent (condition suspensive) pro rata on all of its shares outstanding to the Shareholders on the Record Date of an amount of its available share premium equal to € 0.26 per share (subject to withholding and other applicable taxes, if any) issued and outstanding on the Record Date whereby:

“Distribution Condition Precedent” means the receipt by the Company of a certificate from the French Autorité des marchés financiers (Avis de Dépôt) evidencing the publication of the filing of a voluntary exchange public tender offer by Axalto Holding N.V. for all of the shares in the Company other than those held by T3 Partners, LP, TPG Giant, LLC and TPG Partners III, LP and Acton 1. Beteiligungs GmbH, Acton 2. Beteiligungs GmbH, Acton 3. Beteiligungs GmbH, Johanna Quandt and Stefan Quandt;

“Record Date” shall be the date of the satisfaction of the Distribution Condition Precedent,

and

acknowledgement and approval that the resolution to be taken above is subject to the satisfaction of the Distribution Condition Precedent and shall become null and void and of no effect if the Distribution Condition Precedent has not been satisfied by 31.10.2006,

and

acknowledgement and approval that, on the basis of the number of outstanding shares as of December 31, 2005 (630,369,279), the distribution will amount to € 163,896,013, and that, on a fully diluted basis, as many as 80,786,511 additional new shares may be issued up to the Record Date (through, in particular, the exercise of options, contributions and/or warrants), resulting in a maximum potential distribution amount of € 184,900,506, it being acknowledged that the total maximum amount of the distribution shall not exceed the share premium available for distribution at the date of the General Meeting,

and

acknowledgement that the distribution will be made upon satisfaction of the Distribution Condition Precedent irrespective of the reiteration of the recommendation by the Board of the aforementioned exchange offer.

(3)	Recomposition of the Board of Directors of the Company under the Board Condition Precedent (condition suspensive), effective on the date of (but to occur following) the satisfaction of the Board Condition Precedent (i) by setting the number of members of the Board of Directors at five (5) Directors, (ii) by replacing the current members of the Board of Directors (either by acknowledgment of resignation or revocation) by the appointment (or re-appointment) of:
(a)	Daniel Le Gal, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

(b)	Alex Mandl, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

(c)	Olivier Piou, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

(d)	Werner Koepf, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008, and

(e)	Michel Soublin, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008, as Directors so that the Board of Directors be composed of these five persons, and by the determination of the term of the mandate of the new Board members as set out against their names above, and (iii) with the authorisation being granted to the Board of Directors to delegate day to day management to any of the five persons whereby:
“Board Condition Precedent” means the completion of the contribution by T3 Partners, LP, TPG Giant, LLC and TPG Partners III, LP and Acton 1. Beteiligungs GmbH, Acton 2. Beteiligungs GmbH, Acton 3. Beteiligungs GmbH, Johanna Quandt and Stefan Quandt, of all their shares held in the Company to Axalto Holding N.V.,
and
acknowledgement and approval that the resolution to be taken above is subject to the satisfaction of the Board Condition Precedent irrespective of the reiteration of the recommendation by the Board of the aforementioned exchange offer, that upon satisfaction of such condition the resolution shall take effect after the satisfaction but on the same date and that if the Board Condition Precedent has not been satisfied by 31.10.2006 the resolution shall become null and void and of no effect.
The satisfaction of the relevant condition(s) precedent will be brought to the attention of the Shareholders by press release.
And in general to do and perform any and all acts and deeds which may be necessary or useful in the accomplishment of the present proxy.
Given on                      2006

Signed:

Individual Shareholder:
Name:

Corporate or entity Shareholder:
Name:

For and on behalf of the above Shareholder by:

Name of signatory (ies):

Title of signatory(ies):

Note: The information contained in the proxy will be registered in a data bank. It is subject to the Luxembourg law of 2nd August 2002 on the protection of individuals with regard to the processing of personal data and to the French law L.78-17 of 6th January 1978 as amended.

☐ Option (2) – PROXY WITH VOTING INSTRUCTIONS

hereby appoint, instruct, authorise and give an irrevocable power to:
Mr/Mrs (name, first name)	,

(address)

,

(failing whom the Chairman of the Company and the Chief Executive Officer of the Company, and the Chairman of the Annual General Meeting of Shareholders of the Company, each acting alone and with full power of substitution)
to represent the undersigned at, and to attend, the above General Meeting of Shareholders of the Company, to be held on February 28, 2006 (or any reconvened meeting(s) thereof) and vote on the undersigned’s behalf on the agenda set out below. IN CASE NO INDICATION IS GIVEN IN THE BOXES PROVIDED BELOW, YOU MAY DEEM THE VOTES TO BE EXPRESSED “FOR”.
AGENDA
of the General Meeting of Shareholders
(1)	Presentation to the meeting of the report of the Board of Directors on conflicts of interest pursuant to Article 57 of the Luxembourg law of August 10, 1915, and acknowledgement thereof.

(Note: no vote is required on this agenda item)

(2)	Approval of the distribution by the Company subject to satisfaction of the Distribution Condition Precedent (condition suspensive) pro rata on all of its shares outstanding to the Shareholders on the Record Date of an amount of its available share premium equal to € 0.26 per share (subject to withholding and other applicable taxes, if any) issued and outstanding on the Record Date whereby:

“Distribution Condition Precedent” means the receipt by the Company of a certificate from the French Autorité des marchés financiers (Avis de Dépôt) evidencing the publication of the filing of a voluntary exchange public tender offer by Axalto Holding N.V. for all of the shares in the Company other than those held by T3 Partners, LP, TPG Giant, LLC and TPG Partners III, LP and Acton 1. Beteiligungs GmbH, Acton 2. Beteiligungs GmbH, Acton 3. Beteiligungs GmbH, Johanna Quandt and Stefan Quandt;

“Record Date” shall be the date of the satisfaction of the Distribution Condition Precedent,

and

acknowledgement and approval that the resolution to be taken above is subject to the satisfaction of the Distribution Condition Precedent and shall become null and void and of no effect if the Distribution Condition Precedent has not been satisfied by 31.10.2006,

and

acknowledgement and approval that, on the basis of the number of outstanding shares as of December 31, 2005 (630,369,279), the distribution will amount to € 163,896,013, and that, on a fully diluted basis, as many as 80,786,511 additional new shares may be issued up to the Record Date (through, in particular, the exercise of options, contributions and/or warrants), resulting in a maximum potential distribution amount of € 184,900,506, it being acknowledged that the total maximum amount of the distribution shall not exceed the share premium available for distribution at the date of the General Meeting,

and
acknowledgement that the distribution will be made upon satisfaction of the Distribution Condition Precedent irrespective of the reiteration of the recommendation by the Board of the aforementioned exchange offer.
☐ For

☐ Against

☐ Abstention
(3)	Recomposition of the Board of Directors of the Company under the Board Condition Precedent (condition suspensive), effective on the date of (but to occur following) the satisfaction of the Board Condition Precedent[1]

(i) by setting the number of members of the Board of Directors at five (5) Directors,
☐ For

☐ Against

☐ Abstention
(ii) by replacing the current members of the Board of Directors (either by acknowledgment of resignation or revocation) by the appointment (or re-appointment) of:
(a)	Daniel Le Gal, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

☐ For

☐ Against

☐ Abstention

(b)	Alex Mandl, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

☐ For

☐ Against

☐ Abstention

(c)	Olivier Piou, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

☐ For

☐ Against

☐ Abstention

(d)	Werner Koepf, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008, and

☐ For

☐ Against

☐ Abstention

[1]	each vote under this item of the agenda includes the acknowledgment and approval set out below.

(e)	Michel Soublin, for a term ending at the General Meeting of the Company approving the annual accounts for the year ending 31st December 2008,

☐ For

☐ Against

☐ Abstention
as Directors so that the Board of Directors be composed of these five persons, and by the determination of the term of the mandate of the new Board members as set out against their names above, and
(iii) with the authorisation being granted to the Board of Directors to delegate day to day management to any of the five persons
☐ For

☐ Against

☐ Abstention
whereby:
“Board Condition Precedent” means the completion of the contribution by T3 Partners, LP, TPG Giant, LLC and TPG Partners III, LP and Acton 1. Beteiligungs GmbH, Acton 2. Beteiligungs GmbH, Acton 3. Beteiligungs GmbH, Johanna Quandt and Stefan Quandt, of all their shares held in the Company to Axalto Holding N.V.,
and
acknowledgement and approval that the resolution to be taken above is subject to the satisfaction of the Board Condition Precedent irrespective of the reiteration of the recommendation by the Board of the aforementioned exchange offer, that upon satisfaction of such condition the resolution shall take effect after the satisfaction but on the same date and that if the Board Condition Precedent has not been satisfied by 31.10.2006 the resolution shall become null and void and of no effect.
The satisfaction of the relevant condition(s) precedent will be brought to the attention of the Shareholders by press release.
Important:
If amendments or new resolutions were to be presented, the undersigned will abstain UNLESS the undersigned has checked the box below:

☐	By checking this box the undersigned gives power to the proxyholder indicated above to vote in the undersigned’s name as the proxyholder deems fit on amendments and new resolutions.
Given on                      2006

Signed:

Individual Shareholder:
Name:

Corporate or entity Shareholder:
Name:

For and on behalf of the above Shareholder by:

Name of signatory (ies):

.
Title of signatory(ies):

Olivier Piou
Olivier Piou has been a director and the Chief Executive Officer of Axalto since February 2004. After graduating from the Ecole Centrale de Lyon, he began his career with Schlumberger in 1981 and has held different management positions in the technology, marketing and operations divisions of Schlumberger in France and in the United States. From 1994 to 1997, he was Vice President of Marketing and Technology of the e-Transactions business and from 1998 to 2000 he was President of the Smart Cards business. From 2001 to 2004, he was President of Volume Products business and Global Markets Segments. He is also the Chairman of Eurosmart, the international non-profit association based in Brussels, which represents the chip card industry globally, and member of the board of INRIA (“Institut National de Recherche en Informatique et en Automatique”), the French national institute for research in computer science and control.

Michel Soublin
Michel Soublin is a Director of Axalto. He is a graduate of the Institute of Political Studies in Paris and of the Faculty of Law and Economics. He is currently Financial Adviser, Schlumberger Limited. He joined Schlumberger in 1973 and has held several positions in the financial sector in Paris, New York and Moscow, most recently, financial director of Oilfield Services from 1996 to 1998, seconded as Finance Director to OAO NK Yukos from 1999 to 2001 and Schlumberger Group Treasurer from 2001 to February 2005. From 1983 to 1990, he was the Chief Executive Officer of Schlumberger’s e-Transactions subsidiary, (Smart cards, POS terminals, service station equipment and parking divisions). He is a member of the supervisory board of Atos Origin. He is a founding member of the Association Française des Trésoriers d’Entreprises and Chairman of the Comité de la Charte, a French non-profit organization.

Gemplus International SA

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 9 February, 2006	By:	/s/ Stephen JUGE
		Name:	Stephen JUGE
		Title:	Executive Vice President, General Counsel